Filed by Hess Midstream LP Pursuant to Rule 425 of the Securities Act of 1933 Subject Company: Hess Midstream Partners LP Registration No. 001-38050

The following is a transcript of the Hess Midstream Partners LP conference call held at 12:00 p.m. Eastern Time on October 30, 2019. This transcript was prepared by a third party and while every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. Hess Midstream Partners LP believes that none of these is material.

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EDITED TRANSCRIPT

HESM.N - Q3 2019 Hess Midstream Operations LP Earnings Call

EVENT DATE/TIME: OCTOBER 30, 2019 / 4:00PM GMT

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CORPORATE PARTICIPANTS

Jennifer Gordon Hess Midstream Partners LP - Director of IR

John A. Gatling Hess Midstream Partners LP - COO of Hess Midstream Partners GP LLC

Jonathan C. Stein Hess Midstream Partners LP - CFO of Hess Midstream Partners GP LLC

CONFERENCE CALL PARTICIPANTS

Philip Stuart Scotia Howard Weil, Research Division - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Third Quarter 2019 Hess Midstream Partners Conference Call. My name is Latif, and I will be your operator for today. (Operator Instructions) As a reminder, this conference is being recorded for replay purposes. I would now like to turn the conference over to Jennifer Gordon, Director of Investor Relations. Please proceed.

Jennifer Gordon - Hess Midstream Partners LP - Director of IR

Thank you, Latif. Good afternoon, everyone, and thank you for participating in our third quarter earnings conference call. Our earnings release was issued this morning and appears on our website, www.hessmidstream.com. Today’s conference call contains projections and other forward-looking statements within the meaning of the federal securities laws. These statements are subject to known and unknown risks and uncertainties that may cause actual results to differ from those expressed or implied in such statements. These risks include those set forth in the Risk Factor section of Hess Midstream’s filings with the SEC.

Also on today’s conference call, we may discuss certain non-GAAP financial measures. A reconciliation of the differences between these non-GAAP financial measures and the most directly comparable GAAP financial measures can be found in the earnings release.

With me today are John Gatling, Chief Operating Officer; and Jonathan Stein, Chief Financial Officer. I’ll now turn the call over to John Gatling.

John A. Gatling - Hess Midstream Partners LP - COO of Hess Midstream Partners GP LLC

Thanks, Jennifer. Good afternoon, everyone, and welcome to Hess Midstream’s Third Quarter 2019 Conference Call. Today, I’ll review our operating performance and recent highlights as we continue to execute our strategy and also discuss Hess Corporation’s latest results in the Bakken. Jonathan will then review our financial results.

Earlier this month, Hess Midstream announced an agreement to acquire Hess Infrastructure Partners, including its incentive distribution rights in Hess Midstream and convert from an MLP to an Up-C corporate structure. With the acquisition of HIP’s assets, Hess Midstream will become a larger-scale, full-service midstream company with no dropdowns dependencies positioned for visible adjusted EBITDA growth and increasing free cash flow generation with a platform that provides opportunity for broad investor participation.

Turning to Hess Midstream’s results for the quarter. In late July, Targa Resources successfully brought online the 200 million cubic foot per day Little Missouri 4 gas plant. Gas processing volumes at LM4 ramped steadily in the third quarter and have averaged approximately 70 million cubic foot per day net to Hess Midstream during October as additional Hess volumes South Missouri River were redirected to the plant. We expect to continue to build towards full utilization of our 100 million cubic foot per day of share of LM4 over the balance of the fourth quarter.

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As LM4 has ramped up, we have simultaneously backfilled the Tioga gas plant with increasing Hess production along with contracted and connected third-party volumes from a range of upstream and midstream customers, maintaining TGP near its nameplate capacity of 250 million cubic foot per day. In line with guidance provided on the July call, total third quarter gas processing volumes increased by 9% compared to the second quarter. We anticipate further growth in gas gathering and processing volumes in the fourth quarter as LM4 continues to ramp towards full utilization.

We’re reaffirming our volume guidance for the full year 2019. We anticipate gas gathering volumes to be between 280 million and 290 million cubic foot per day and gas processing volumes to be between 265 million and 275 million cubic foot per day. Over the long term, we continue to expect third parties to comprise approximately 30% of our total gas processing volumes, underlining our strategically advantage infrastructure position in the basin supporting Hess and third-party customers.

For our crude oil business, third quarter crude terminaling volumes were 130,000 barrels of oil pit per day and approximately 6% increase over the second quarter, primarily driven by increasing Hess production. We anticipate further growth in crude throughputs through the fourth quarter as Hess continues to execute its 6-rig drilling program. Third-party throughputs are expected to remain at approximately 15% of our total crude oil volumes.

Again, consistent with prior guidance, we anticipate full year 2019 crude gathering volumes to be between 105,000 and 115,000 barrels of oil per day and crude terminaling volumes to be between 120,000 and 130,000 barrels of oil per day.

Now turning to Hess upstream highlights. Earlier today, Hess reported third quarter 2019 production from the Bakken of 163,000 barrels of oil equivalent per day, representing an increase of approximately 40% over the year-ago quarter. For full year 2019, Hess has increased its Bakken production guidance from 140,000 to 145,000 barrels of oil equivalent per day to approximately 150,000 barrels of oil equivalent per day, demonstrating the strength of its acreage position and success of the plug-and-perf completion design, which is delivering the expected uplift in initial production rates, estimated ultimate recovery, and most importantly, value.

As previously announced, Hess plans to grow production to approximately 200,000 barrels of oil equivalent per day by 2021, which is a key driver of sustained volume growth for Hess Midstream.

Now turning to Hess Midstream’s capital program. We continue to make excellent progress on executing our capital program focused on the expansion of gas gathering, compression and processing assets and pipeline and well pad interconnects for Hess and third parties. During the third quarter, we began several construction and fabrication activities for the planned 150 million cubic foot per day TGP expansion. We expect to begin major construction activities in 2020, and the project is on place to be completed by mid-2021.

The TGP expansion is expected to increase Hess Midstream’s overall gas processing capacity to 500 million cubic foot per day.

Our full year capital guidance remains unchanged from our October 4 announcement. 2019 consolidated capital expenditures, including equity investments from LM4 and excluding acquisition capital, are expected to be between $310 million and $345 million, of which $300 million to $330 million is allocated to expansion activities, including $120 million to $130 million in gas gathering and compression, $75 million to $85 million in gas processing and $105 million to $115 million in pipeline and well pad interconnects.

Total expansion capital attributable to Hess Midstream for 2019, including equity investments related to the LM4 gas plant and excluding acquisition capital, is expected to be between $60 million and $65 million, which is unchanged from prior guidance.

In summary, we’re on track to meet our 2019 financial and throughput guidance while continuing to focus on strong execution of our expansion program. The new Hess Midstream platform lays a solid foundation to drive long-term and sustainable growth, creating significant scale, financial strength and flexibility with the opportunity for broad investor participation, which enables us to unlock future value for Hess Midstream’s shareholders. I’ll now turn the call over Jonathan to review our financial results.

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Jonathan C. Stein - Hess Midstream Partners LP - CFO of Hess Midstream Partners GP LLC

Thanks, John, and good afternoon, everyone. We are pleased with the positive response to our October 4 announcement. As we have highlighted, the transaction will deliver important benefits to unitholders. First, contribution of HIP’s 80% remaining economic interest in the oil and gas midstream assets and 100% ownership in HIP’s water business creating significant scale for the new enterprise.

Second, a transaction that is expected to be immediately accretive to Hess Midstream unitholders and deliver long-term accretion on an distributable cash flow per unit basis.

Third, maintaining our commitment to 15% annualized distribution per unit growth through 2021 and increasing our targeted distribution coverage to 1.2x.

Fourth, eliminating IDR payment to sponsors and converting to an Up-C corporate structure with broader investor appeal.

And finally, to achieve all of this in a manner expected to be nontaxable to current Hess Midstream unitholders and with a generous tax shield, resulting in no material taxes expected to be paid for the next several years. Theses changes position Hess Midstream for visible adjusted EBITDA growth and increasing free cash flow generation while maintaining conservative leverage without the need for funding from the equity capital market to deliver our planned growth. As one of the first steps in the proposed transaction, we commenced an offer to assume approximately $800 million of outstanding HIP notes in a par for par exchange. And as of October 21, 2019, we received consent for greater than 99% of the aggregate principal amount of existing outstanding notes. The proposed transaction is expected to close in the fourth quarter of 2019, subject to customary closing conditions and receipt of regulatory approvals.

As John noted, we are continuing to execute our strategic plan this year, and we are complementing our volumetric growth with strong financial results. The startup of LM4 and the expected ramp in gas volumes through the rest of the year will drive continued growth in our revenues, adjusted EBITDA and coverage, which we expect to be at least 1.2x in the fourth quarter.

Our third quarter results met the guidance we provided on our July conference call, and we are reaffirming all financial guidance for the full year 2019. Net income guidance remains $415 million to $440 million; consolidated adjusted EBITDA is expected to be $550 million to $575 million; and adjusted EBITDA attributable to Hess Midstream is anticipated to be in the range of $108 million to $113 million.

Our full year adjusted EBITDA guidance implies an increase in adjusted EBITDA attributable to Hess Midstream of at least 20% from the third quarter to the fourth quarter as we continue to increase processing volumes towards our new total nameplate capacity of 350 million cubic feet per day.

With maintenance capital and cash interest attributable to Hess Midstream projected to total approximately $5 million for the full year, our distributable cash flow guidance for 2019 also remains unchanged as expected to be in the range of $103 million to $108 million.

Highlighting our expected strong growth on an annual basis, in 2019, we expect to deliver 15% distribution growth with at least a 1.1x coverage with revenues that are 85% protected by MVCs and a competitive EBITDA margin consistent with our historical margin of greater than 75%.

Turning to third quarter 2019 results. I will compare results from the third quarter to the second quarter. For the third quarter 2019, consolidated net income was $100 million compared to $91 million for the second quarter. Consolidated adjusted EBITDA for the third quarter was $136 million compared to $125 million for the second quarter. The change in consolidated adjusted EBITDA relative to the second quarter was primarily attributable to the following: revenues for our gathering and processing segment increased by approximately $13 million, primarily driven by increasing gas volumes, including the ramp-up of the LM4 gas processing plant; revenues for our terminaling segment increased by approximately $2 million, driven by increasing Hess production. Total operating expenses, including G&A but excluding depreciation and amortization, rail transportation pass-through costs and LM4 processing fees, were higher, decreasing adjusted EBITDA by approximately $4 million, including higher seasonal maintenance activity during the period of approximately $2 million, initial work on the planned TGP turnaround project of approximately $1 million and higher charges from Hess under our Omnibus and Employee Secondment Agreement of approximately $1 million from higher activity levels. As a reminder, since LM4 was integrated into our contract structure to create a single processing fee, revenues from volumes processed at LM4 are included in our affiliate revenue. LM4 processing fees of approximately $1 million included in operating expenses were offset by approximately $1 million of adjusted EBITDA based on our share of JV results, including an earnings from equity investments and LM4 depreciation.

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Third quarter 2019 maintenance capital expenditures attributable to Hess Midstream were $0.3 million and cash interest was $0.6 million. The result was that distributable cash flow was $25.7 million for the third quarter 2019, covering our distribution by 1.08x. In the fourth quarter, we expect distribution coverage of at least 1.2x, yielding a full year average coverage of at least 1.1x, in line with our guidance.

On October 24, we announced that the Board of Directors of our general partner approved our third quarter distribution that increased 3.6% quarter-on-quarter and 15% year-on-year, consistent with our distribution growth target. Growth expansion capital expenditures, including equity investments in LM4, in the third quarter were $110 million or $22 million attributable to Hess Midstream.

Highlighting our ability to grow while primarily self funding both our distributions and expansion capital program, we finished the quarter with just $11 million drawn on our $300 million credit facility. As we continue to execute our plan for 2019, we also look forward to the closing of our transaction, including the acquisition of HIP assets and IDR simplification. We will continue with our long-term business strategy and our commitment to consistent and visible growth, supported by our unique cost of service contract structure while also having a business with meaningful scale, financial strength and flexibility that is open to our broad set of investors.

With our new platform, we will offer a differentiated value proposition with adjusted EBITDA growth, free cash flow conversion and conservative leverage metrics that are best-in-class among leading midstream companies. This concludes my remarks. We’ll be happy to answer any questions. I will now turn the call over to the operator.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question comes from the line of Phil Stuart of Scotia Howard Weil.

Philip Stuart - Scotia Howard Weil, Research Division - Analyst

Jonathan, I wonder if we could circle back to the transaction and talk about the decision to pursue an Up-C corporate structure as opposed to a full C conversion, maybe kind of what were the puts and takes there and what kind of the benefits might be to an Up-C versus a full corporate conversion.

Jonathan C. Stein - Hess Midstream Partners LP - CFO of Hess Midstream Partners GP LLC

Sure. Thank you. So the Up-C structure really provides multiple benefits. First, it allows us to have access to a broader investor base. Obviously, together with the idea of simplification, we also will have aligned interest between the sponsors and our public equity holders. But in addition, it also, because ultimately the Up-C has a partnership at its base, allow us to maintain significant integration with Hess Corporation, which acts as our anchor customer, and also as we codevelop, if you will, the Bakken together to optimize it and its 20% production growth is really underpinning our growth. So that integration is really critical. So really the ability to have that broader investor base but at the same time, be able to maintain that integration was really key and allowed the Up-C to be a ideal choice for us.

Philip Stuart - Scotia Howard Weil, Research Division - Analyst

Great. And then I guess moving on to the TGP expansion. I know you all talked about a turnaround period at some point during next year and you’ve kind of already provided guidance for what the full year throughput volumes will be. Just wonder if you all could maybe provide a little more clarity in terms of the actual timing of when the turnaround will take place.

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John A. Gatling - Hess Midstream Partners LP - COO of Hess Midstream Partners GP LLC

Sure. Thanks for the question. We’re still on the planning phases of the turnaround, and that’s — so it’s still moving around. As far as the actual duration of the turnaround itself, again, this is a maintenance turnaround that was already in the plan as it was built in. And we’re actually taking advantage of the maintenance turnaround to complete the expansion activities over that period of time. And all of this has been built into our plans. So it’s in Hess’ plan. It’s also in Hess Midstream’s plan as well. And we’ll provide more information on the turnaround itself in the — during the January call.

Philip Stuart - Scotia Howard Weil, Research Division - Analyst

Okay, great. And then I guess one last one for me, if I can. On the saltwater disposal business, obviously, understanding it’s new to the structure. Can you just talk about the CapEx requirements for that business to continue to grow at over the next couple of years? And how that kind of fits in with your ongoing maintenance and kind of sustaining CapEx program of well tie-ins on an annual basis going forward?

John A. Gatling - Hess Midstream Partners LP - COO of Hess Midstream Partners GP LLC

Sure. I guess, it’s important to know, as far as the water business goes, we’ve been kind of running the midstream business for some period of time, both the — obviously, the Hess Infrastructure Partners, Hess Midstream but also some of the midstream assets that sat with Hess. So these are not new assets to us. We’ve been actually operating these assets with the intent of packaging them and selling them into our Hess, selling them into Hess Infrastructure Partners, us acquiring them and, ultimately, making them available for Hess Midstream. So that’s been the plan and we’ve actually been actively managing the business and growing the business as part of that.

As far as the capital requirements go, again, this is a growth business for us. This is considered expansion, as you know. Essentially, all of the what I would say nontraditional, which would be like equipment replacements, things like that, it goes into our expansion line from a capital perspective. This would all be expansion capital for us. It is — has been and I would say the basin, generally speaking, has been under invested in water services, so it is a growth opportunity for us. It’s got a substantial growth profile. I would say it’s a modest investment. It’s not going to be a significant portion of our overall capital portfolio, but it’s attractive, it grows rapidly, it’s going to create a lot of EBITDA for us in the future. And we’re going to continue to attack it aggressively for both — to support both Hess and third parties as well.

Operator

This concludes today’s conference. Thank you for your participation. You may now disconnect. Have a great day.

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NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final prospectus will be made available to Hess Midstream Partners LP (“HESM”) unitholders. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from HESM at its website, www.hessmidstream.com, or by contacting HESM’s Investor Relations at (212) 536-8244.

FORWARD-LOOKING STATEMENTS

This communication may contain or incorporate by reference forward-looking statements within the meaning of federal securities laws regarding HESM and Hess Midstream LP (“Hess Midstream”). These forward-looking statements relate to, among other things, the proposed transaction among HESM, Hess Infrastructure Partners LP (“HIP”) and Hess Midstream and include expectations, estimates and projections concerning the business and operations, financial priorities and strategic plans of the combined entity. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and current projections or expectations. Factors that could cause HESM’s or Hess Midstream’s actual results to differ materially from those implied in the forward-looking statements include the following: the ability to consummate the proposed transaction among HESM, HIP and Hess Midstream on the proposed terms and timeline; the ability to satisfy various conditions to closing of the proposed transaction, and any conditions imposed on the combined entity in connection with the consummation of the proposed transaction; the risk that anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected, including whether the proposed transaction will be accretive within the expected timeframe or at all; negative capital market conditions; the ability to achieve strategic and financial objectives, including with respect to distribution coverage, future distribution levels, leverage, proposed projects and completed transactions; adverse changes in laws, including with respect to tax and regulatory matters; the adequacy of capital resources and liquidity, including, but not limited to, availability of sufficient funds to pay distributions, including the distribution to Hess Corporation and Global Infrastructure Partners in connection with the proposed transaction, and access to debt on commercially reasonable terms, and successfully complete a consent solicitation with respect to HIP’s senior notes; and the ability to successfully execute business plans, growth strategies and self-funding models. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in HESM’s annual report on Form 10-K for the year ended December 31, 2018, and in other reports filed by HESM with the SEC. HESM undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this communication except as required by applicable law. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication.